OD 8/19/13

[redacted]

13014365

SION

SEC MAIL PROCESSING SECTION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jul-12 AND ENDING 30-Jun-13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wolf A. Popper Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street- 6th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz **212-269-7271**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OD 10/9/13

OATH OR AFFIRMATION

I, Robert Rabinowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf A. Popper Inc., as of June 30, 2013, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

KEVIN O. REYNOLDS
Notary Public, State of New York
Qualified in Kings County
No. 01RE6136091
My Commission Expires Oct. 31, 2013

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder,
Wolf A. Popper Inc.

We have audited the accompanying financial statements of Wolf A. Popper Inc., which comprise the balance sheet at June 30, 2013 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf A. Popper Inc. as of June 30, 2013 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
August 12, 2013

Wolf A. Popper Inc.
Balance Sheet
As of June 30, 2013

ASSETS

Current assets:	
Cash	$72,881
Receivables from clearance account	37,245
Prepaid expenses	521
Total Current Assets	$110,647
Total Assets	$110,647

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$4,776
Total Current Liabilities	$4,776
Shareholder's Equity:	
Common stock	$20,000
Additional paid in capital	17,500
Retained earnings	68,371
Total Shareholder's Equity	105,871
Total Liabilities & Shareholder's Equity	$110,647

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Operations
For the Year Ended June 30, 2013

Commission revenues	$64,885
Commission & execution expenses	(63,701)
Net commission margin	$1,184
General and administrative expenses:	
General administration	$21,344
Total general and administrative expenses	21,344
Loss from operations	($20,160)
Other income:	
Miscellaneous income	211
Interest income	115
Net loss before income tax provision	($19,834)
Provision for income taxes	0
Net loss	($19,834)

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Cash Flows
For the Year Ended June 30, 2013

Operating activities:	
Net loss	($19,834)
Changes in other operating assets and liabilities:	
Deposit with clearing broker	14,838
Prepaid expense	331
Accounts payable & accrued expenses	(2,630)
Net cash used by operations	($7,295)
Net decrease in cash during the fiscal year	($7,295)
Cash at June 30, 2012	80,176
Cash at June 30, 2013	$72,881

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year:	$245

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Changes in Shareholder Equity
For the Year Ended June 30, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at June 30, 2012	$20,000	$17,500	$88,205	$125,705
Net loss			(19,834)	(19,834)
Balance at June 30, 2013	$20,000	$17,500	$68,371	$105,871

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Notes to the Financial Statements
For the Year Ended June 30, 2013

1. Organization

Wolf A. Popper Inc. (the Company) is a privately held New York state corporation formed for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

The Company conducts a general securities business by introducing transactions of its clients on a fully disclosed basis to a clearing member/broker dealer. The Company receives a commission based upon the amount of transactions introduced.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2009 to 2012 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, receivables from clearing entity, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at June 30, 2013 because of their short term nature.

4. Commitments and Contingencies

The Company maintains an office in New York City, New York and pays rent on a "month to month" basis. The Company is not committed to a lease requiring minimum monthly rent payments.

Rent expense for the fiscal year 2013 was $4,992.

5. Off-Balance Sheet Risk

The Company introduces various transactions for the benefit of its clients on a fully disclosed basis through a clearing broker dealer. Under certain conditions, pursuant to its clearing agreement, the Company has agreed to indemnify the clearing broker dealer for any losses incurred by its clients. Such transactions may expose the Company to significant off balance sheet risk

The Company seeks to control these risks by monitoring the transactions of all its clients' accounts on a daily basis. The Company also monitors any collateral balances held by its clients at the clearing broker for sufficient levels to maintain client transactions. These balances are also monitored daily.

6. Concentrations of Credit Risk

The Company has a substantial portion of its assets on deposit with the clearing broker dealer. The Company's assets are held by the clearing broker dealer with the assets of other unrelated entities with similar deposits. In the event of the insolvency of the clearing broker dealer, recovery of the Company's assets may be limited to a pro rata share of available funds on deposit with the clearing broker dealer.

7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital as of June 30, 2013 pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$105,871
DEBITS:	
Nonallowable assets:	(521)
NET CAPITAL	$105,350
Haircut on securities and money market funds	0
ADJUSTED NET CAPITAL	$105,350
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$100,350
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$4,776
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.53%
Excess net capital previously reported	$98,157
Adjustments per audit:	
adjustment to shareholder equity	796
adjustment to nonallowable assets	1,397
Total adjustments per audit	2,193
Excess net capital per this report	$100,350

8. Subsequent Events

The Company has made a review of material subsequent events from June 30, 2013 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholder
Wolf A. Popper Inc.

In planning and performing our audit of the financial statements of Wolf A. Popper Inc. for the year ended June 30, 2013, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of June 30, 2013 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2013, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, N.J.
August 12, 2013